Filed Pursuant to Rule 433
Registration Statement No. 333-189888
LEVERAGED MARKET-LINKED STEP UP NOTES

Leveraged Market-Linked Step Up Notes Linked to a Global Equity Basket
Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure
A global equity basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), and the MSCI EAFE® Index (Bloomberg symbol: “MXEA”). Each Basket Component is a price return index. Each of the EURO STOXX 50® Index and the MSCI EAFE® Index will be given an initial weight of 30%, and the S&P 500® Index will be given an initial weight of 40%

Payout Profile at Maturity
•  If the Market Measure is flat or increases, but is below the Step Up Value, a return equal to the Step Up Payment
•  If the Market Measure increases up to or above the Step Up Value, [115% to 135%] participation in increases in the Market Measure, to be determined on the pricing date
•  1-to-1 downside exposure to decreases in the Market Measure , with up to 100% of your principal at risk

Step Up Value	118% of the Starting Value
Step Up Payment	$1.80 per unit, a 18% return over the principal amount
Threshold Value	100% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1000275/000121465914002381/a331141fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Changes in the value of one of the Basket Components may be offset by changes in the value of the other Basket Components.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.